UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                   Universal Stainless & Alloy Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    913837100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 29, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)

[ X ]    Rule 13d-1(c)

[   ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

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CUSIP No. 913837100                                          Page 2 of 10 pages
          ---------

1      NAMES OF REPORTING PERSONS...........The Pabrai Investment Fund 2, L.P.*
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION.......................     Illinois

                  5    SOLE VOTING POWER
                       191,520 (See Items 4 and 8)
  NUMBER OF
   SHARES         6    SHARED VOTING POWER
BENEFICIALLY           297,794 (See Items 4 and 8)
  OWNED BY
    EACH          7    SOLE DISPOSITIVE POWER
 REPORTING             191,520 (See Items 4 and 8)
   PERSON
    WITH          8    SHARED DISPOSITIVE POWER
                       297,794 (See Items 4 and 8)

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON.......................297,794 (See Items 4 and 8)

10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                     See Item 4
        EXCLUDES CERTAIN SHARES                                            [X]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)...............   4.7%

12     TYPE OF REPORTING PERSON........................................    PN

     * The Pabrai Investment Fund I, L.P., an Illinois limited partnership ("Fund I"), has been merged with and into The Pabrai Investment Fund 2, L.P. ("Fund II"), including a transfer of all shares of Common Stock previously held by Fund I to Fund II.


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CUSIP No. 913837100                                          Page 3 of 10 pages
          ---------

1      NAMES OF REPORTING PERSONS..........Leeds Pabrai Investment Fund I, L.P.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION.......................     Illinois

                  5    SOLE VOTING POWER
                       26,000
  NUMBER OF
   SHARES         6    SHARED VOTING POWER
BENEFICIALLY           297,794 (See Items 4 and 8)
  OWNED BY
    EACH          7    SOLE DISPOSITIVE POWER
 REPORTING             26,000
   PERSON
    WITH          8    SHARED DISPOSITIVE POWER
                       297,794 (See Items 4 and 8)

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON.......................297,794 (See Items 4 and 8)

10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                     See Item 4
        EXCLUDES CERTAIN SHARES                                            [X]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)...............   4.7%

12     TYPE OF REPORTING PERSON........................................    PN


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CUSIP No. 913837100                                          Page 4 of 10 pages
          ---------

1      NAMES OF REPORTING PERSONS............... Pabrai Investment Fund 3, Ltd.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION............. British Virgin Islands

                  5    SOLE VOTING POWER
                       31,000
  NUMBER OF
   SHARES         6    SHARED VOTING POWER
BENEFICIALLY           297,794 (See Items 4 and 8)
  OWNED BY
    EACH          7    SOLE DISPOSITIVE POWER
 REPORTING             31,000
   PERSON
    WITH          8    SHARED DISPOSITIVE POWER
                       297,794 (See Items 4 and 8)

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON.......................297,794 (See Items 4 and 8)

10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                     See Item 4
        EXCLUDES CERTAIN SHARES                                            [X]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)...............   4.7%

12     TYPE OF REPORTING PERSON........................................    CO

CUSIP No. 913837100                                          Page 5 of 10 pages
          ---------

1      NAMES OF REPORTING PERSONS..............Mohnish Pabrai & Harina Kapoor**
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION.......     United States and India*

                  5    SOLE VOTING POWER
                       48,136
  NUMBER OF
   SHARES         6    SHARED VOTING POWER
BENEFICIALLY           297,794 (See Items 4 and 8)
  OWNED BY
    EACH          7    SOLE DISPOSITIVE POWER
 REPORTING             48,136
   PERSON
    WITH          8    SHARED DISPOSITIVE POWER
                       297,794 (See Items 4 and 8)

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON.......................297,794 (See Items 4 and 8)

10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                     See Item 4
        EXCLUDES CERTAIN SHARES                                            [X]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)...............   4.7%

12     TYPE OF REPORTING PERSON........................................    OO*

     ** Mohnish Pabrai (a United States citizen) and Harina Kapoor (a United States citizen) own shares pursuant to a joint tenancy with rights of survivorship.

CUSIP No. 913837100                                        Page 6 of 10 pages
          ---------

1      NAMES OF REPORTING PERSONS............................Mohnish Pabrai***
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION.....................  United States

                  5    SOLE VOTING POWER
                       1,138
  NUMBER OF
   SHARES         6    SHARED VOTING POWER
BENEFICIALLY           297,794 (See Items 4 and 8)
  OWNED BY
    EACH          7    SOLE DISPOSITIVE POWER
 REPORTING             1,138
   PERSON
    WITH          8    SHARED DISPOSITIVE POWER
                       297,794 (See Items 4 and 8)

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON.......................297,794 (See Items 4 and 8)

10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                     See Item 4
        EXCLUDES CERTAIN SHARES                                            [X]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)...............   4.7%

12     TYPE OF REPORTING PERSON........................................    IN*

     *** Mohnish Pabrai beneficially owns 726 shares which are held of record by IRA FBO Mohnish Pabrai and 412 shares which are held of record by SEP-IRA FBO Mohnish Pabrai (IRA accounts for his benefit over which he has sole voting and dispositive power).

CUSIP No. 913837100                                        Page 7 of 10 pages
          ---------

                                EXPLANATORY NOTE


Item 1.

(a) Name of Issuer:                   Universal Stainless & Alloy Products, Inc.

(b) Address of Issuer's Principal Executive Offices:

                                      600 Mayer Street
                                      Bridgeville, Pennsylvania 15017

Item 2.

(a) Name of Person Filing:

This Schedule 13G is filed on behalf of The Pabrai Investment Fund 2, L.P. and Leeds Pabrai Investment Fund I, L.P., each of the foregoing an Illinois limited partnership (the "LP Funds"), Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation, Mohnish Pabrai & Harina Kapoor, as joint tenants with rights of survivorship, and Mohnish Pabrai (collectively, the "Reporting Persons"), pursuant to a Joint Reporting Agreement dated February 11, 2003, which is being filed as Exhibit A to this Schedule 13G/A. The General Partner of each of the LP Funds is Dalal Street, Inc., an Illinois corporation, whose sole shareholder and Chief Executive Officer is Mohnish Pabrai. Dalal Street, Inc. is also the sole Investment Manager of Pabrai Investment Fund 3, Ltd. Mohnish Pabrai is also a shareholder and the President of Pabrai Investment Fund 3, Ltd.

(b) Address of Principal Business Office or, if none, Residence: The address for each of the Reporting Persons is:

                                      1350 Busch Parkway
                                      Buffalo Grove, IL  60089-4505

(c) Citizenship:

Each of the LP Funds is an Illinois limited partnership. Pabrai Investment Fund 3, Ltd. is a British Virgin Islands corporation. Mohnish Pabrai is a United States citizen and his wife, Harina Kapoor, is also a United States citizen.

(d)     Title of Class of Securities: Common Stock, par value $.001 per share.

(e) CUSIP Number:                     913837100

Item 3.

               Not applicable.

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CUSIP No. 913837100                                        Page 8 of 10 pages
          ---------

Item 4.        Ownership

(a) and (b).

This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal Street, Inc. in its capacity as the General Partner and Investment Manager of the LP Funds and Pabrai Investment Fund 3, Ltd., respectively, (ii) Mohnish Pabrai, in his capacity as sole shareholder and Chief Executive Officer of Dalal Street, Inc. and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the shares of Common Stock held by the other Reporting Persons. Because of the relationships described in
Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the shares of Common Stock except as follows.

                                             Common Stock
Reporting Person                       Beneficially Owned      % of Class (++)
----------------                       ------------------      ---------------

The Pabrai Investment Fund 2, L.P.               191,520                3.0%

Pabrai Investment Fund 3, Ltd.                    31,000                0.5%

Leeds Pabrai Investment Fund I, L.P.              26,000                0.4%

Mohnish Pabrai & Harina Kapoor,
   as joint tenants with rights                   48,136                0.8%
   of survivorship

Mohnish Pabrai                                      1138      Less than 0.1%


++ All percentages in this table are based on the 6,280,536 shares of Common Stock of Universal Stainless & Alloy Products, Inc. issued and outstanding as of November 14, 2002, as reported in the Form 10-Q for the quarterly period ended September 30, 2002 filed by Universal Stainless & Alloy Products, Inc. with the Securities and Exchange Commission on November 14, 2002.

(c) Dalal Street, Inc. and Mohnish Pabrai, in his capacity as Chief Executive Officer of Dalal Street, Inc., have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of each of the LP Funds and Pabrai Investment Fund 3, Ltd. in the table above. Dalal Street, Inc. and Mohnish Pabrai disclaim beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein, if any.

CUSIP No. 913837100                                        Page 9 of 10 pages
          ---------

Mohnish Pabrai and Harina Kapoor share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock set forth opposite their names in the table above. Mohnish Pabrai has the sole power to vote or direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock set forth opposite his name in the table above.

Item 5.        Ownership of Five Percent or Less of a Class

               The Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not applicable.

Item 8.        Identification and Classification of Members of the Group

               This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

Item 9.        Notice of Dissolution of Group

               Not applicable.

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 913837100                                        Page 10 of 10 pages
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                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 11, 2003

THE PABRAI INVESTMENT FUND 2, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       Mohnish Pabrai, Chief Executive Officer

LEEDS PABRAI INVESTMENT FUND I, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

         By:  /s/ Mohnish Pabrai
              Mohnish Pabrai, President

MOHNISH PABRAI AND HARINA KAPOOR, as Joint Tenants

         /s/ Mohnish Pabrai
         Mohnish Pabrai

         /s/ Harina Kapoor
         Harina Kapoor


/s/ Mohnish Pabrai
Mohnish Pabrai

                                  EXHIBIT INDEX



EXHIBIT            DESCRIPTION
--------------------------------------------------------------------------------
EXHIBIT A          JOINT REPORTING AGREEMENT

                                    EXHIBIT A

                            JOINT REPORTING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of Universal Stainless & Alloy Products, Inc. is being filed on behalf of each of the parties named below.

Dated:  February 11, 2003

THE PABRAI INVESTMENT FUND 2, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       Mohnish Pabrai, Chief Executive Officer

LEEDS PABRAI INVESTMENT FUND I, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

         By:  /s/ Mohnish Pabrai
              Mohnish Pabrai, President

MOHNISH PABRAI AND HARINA KAPOOR, as Joint Tenants

         /s/ Mohnish Pabrai
         Mohnish Pabrai

         /s/ Harina Kapoor
         Harina Kapoor

/s/ Mohnish Pabrai
Mohnish Pabrai